NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on December 7, 2018, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on November 26, 2018 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. Pursuant to Ares Management, L.P. conversion from a Delaware limited partnership to a Delaware corporation named Ares Management Corporation which became effective prior to market open on November 26, 2018, each Ares Management, L.P. common share representing limited partner interests converted into one share of Class A common stock of Ares Management Corporation. This Form 25 is being filed solely in connection with the discontinuation of the trading on the NYSE of Ares Management, L.P. common shares representing limited partner interests and does not affect the continued listing on the NYSE of the Ares Management Corporation Class A common stock. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on November 26, 2018.